Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

December 16, 2016

Attn: Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1
Filed October 12, 2016
File No. 333-209488

Dear Ms. Hayes:

On behalf of Guardion Health Sciences, Inc. (the “Company”), we are submitting the following response to the Securities and Exchange Commission Staff’s letter of December 6, 2016 with respect to the Staff’s comment regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on November 23, 2016. Amendment No. 3 to the Company’s Registration Statement is being filed on this date. The full text of the comment is set forth below and the Company’s response directly follows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.	We note your disclosure on page 34 that: “The Company changed direction from the dietary supplement category to the medical food category based on guidance from the Company’s intellectual property counsel and regulatory affairs consultants. This change necessitated the repackaging of the product and revision to the Company’s distribution procedures to comply with FDA guidelines for medical foods according to advice from intellectual property counsel. The Company had to interrupt sales while it upgraded its product as part of this developmental process.” Please revise the disclosure to:
•	Quantify the extent to which 2016 and 2015 revenue and expense was affected.
•	Describe any other significant components of reported loss from operations impacted by this unusual or infrequent event.
•	Explain why the obsolete packaging materials expensed in the third quarter of 2016 should not have been expensed in 2015 when you made the decision to repackage the product.

Response:	This comment has been complied with. We have revised the disclosures in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 31 and continuing through page 34. Consistent with these revisions, we have also made additional revisions at the beginning of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 26 and in Note 1 of the Notes to Financial Statements on page F-7. We have also made some additional minor revisions on pages 25, 73 and 74.

Very truly yours,

GUARDION HEALTH SCIENSES, INC.

By:	/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc:	Elliot H. Lutzker
Davidoff Hutcher & Citron LLP